BROADSTONE REAL ESTATE ACCESS FUND

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 7th day of February, 2020, by and between Broadstone Real Estate Access Fund, a Delaware statutory trust (the “Fund”), and the investment adviser to the Fund, Benefit Street Partners L.L.C. (the “Investment Adviser”).

WITNESSETH:

WHEREAS, the Investment Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Investment Adviser; and

WHEREAS, the Investment Adviser desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Fund desires to allow the Investment Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.         Limit on Operating Expenses. The Investment Adviser hereby agrees to limit the Fund’s current Operating Expenses to an annual rate for each class, expressed as a percentage of the Fund’s average annual net assets applicable to such class, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Investment Adviser hereby agrees to waive such excess expense payable to it, or reimburse the Fund for any expenditures is has made exceeding the Operating Expenses of the Fund, and to pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due (such waivers and reimbursements, “Expense Payments”).

2.         Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Investment Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any other expenses described in the Investment Advisory Agreement, as well as any shareholder servicing fee or distribution fee, but does not include any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation.

3.         Recoupment. In consideration of the Investment Adviser’s agreement to waive its fees and reimburse the Fund’s expenses, the Fund hereby agrees to repay the Investment Adviser in the amount of any Expense Payments subject to the limitation that a reimbursement (an “Adviser Reimbursement”) will be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable Expense Payment was made by the Investment Adviser; and (ii) the Adviser Reimbursement does not cause the Fund’s total annual operating expenses in respect of the relevant class (on an annualized basis and net of any Adviser Reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the Annual Limit. The Fund’s obligation to make Adviser Reimbursement payments shall survive the termination of this Agreement.

4.           Term. This Agreement shall become effective and shall remain in effect for one year from the date on which the Investment Advisory Agreement is executed (the “Effective Period”), unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall thereafter continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Fund and the Investment Adviser.

5.           Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Fund. This Agreement may not be terminated by the Investment Adviser without the consent of the Board of Trustees of the Fund. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6.           Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.           Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.           Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

THE FUND:

BROADSTONE REAL ESTATE ACCESS FUND

By:	/s/ Kate Davis
Name:	Kate Davis
Title:	President and Portfolio Manager

THE INVESTMENT ADVISER:

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan Martoken
Name:	Bryan Martoken
Title:	CFO

APPENDIX A (As of February 7, 2020)

Class	Operating Expense Limit
W	1.99%
I	1.74%

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